December 7, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Susan Block
                  Chanda DeLong

Re:	Così, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed November 24, 2009 File No. 333-162233

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cosi, Inc. (“Cosi”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3/A (File No. 333-162233) to 4:00 p.m. EST on Tuesday, December 8, 2009, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, Cosi hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Cosi from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Cosi may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis J. Block, Cadwalader, Wickersham & Taft LLP at (212) 504-5555 with any questions you may have concerning this request. In addition, please notify Mr. Block when this request for acceleration has been granted.

  Very truly yours,

COSI, INC.

By:	/s/ Vickie Baue
Name: Vickie Baue
Title: V.P. and General Counsel